03014377

4/2/03

RECEIVED MAR 3 1 2003 183

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53510

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sequoia Trading, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

70 Brookmead Place
(No. and Street)

San Anselmo (City) CA (State) 94960 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Worthington 415.773.3754
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jewell & Langsdale
(Name – *if individual, state last, first, middle name*)

1615 Bonanza Street, Suite 209, Walnut Creek, CA 94596
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Michael Worthington, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sequoia Trading Inc, as of Dec 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N.A

Michael Worthington
Signature

President
Title

Austin Bushnell
Notary Public

AUSTIN BUSHNELL
Commission # 1279119
Notary Public - California
San Francisco County
My Comm. Expires Oct 2, 2004

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEQUOIA TRADING, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2002
with
REPORT OF INDEPENDENT AUDITORS

SEQUOIA TRADING, INC.
DECEMBER 31, 2002

Index to Financial Statements and Supplemental Schedules

Jewell & Langsdale

Certified Public Accountants

1615 Bonanza St., Suite 209, Walnut Creek, CA 94596-4530 ∘ Telephone (925) 935-1028, Fax (925) 935-1029

Irene T. Jewell, C.P.A.
Gary R. Langsdale, C.P.A.

Wilbur M. Parker (1923-1992)

Report of Independent Auditors

The Board of Directors
Sequoia Trading, Inc.

We have audited the accompanying statement of financial condition of Sequoia Trading, Inc. as of December 31, 2002, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sequoia Trading, Inc. at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Jewell & Langsdale

March 19, 2003

SEQUOIA TRADING, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

Assets

Cash	$130,208
Deposits with clearing organization (cash)	324,246
Receivable from clearing organization	4,752
Furniture and equipment, at cost, less accumulated depreciation of $3,261	13,726
Other assets less accumulated amortization	1,696
	$474,628

Liabilities and Stockholders' Equity

Liabilities:	
Accounts payable and accrued expenses	$113,153
Commitments and contingent liabilities:	
Subordinated borrowings	220,000
Stockholders' equity:	
Common stock, $.001 par value, authorized 1,000,000 shares, issued 800,000 shares	800
Paid-in capital	19,200
Retained earnings	121,475
Total stockholders' equity	141,475
	$474,628

See accompanying notes.

SEQUOIA TRADING, INC.
STATEMENT OF INCOME (LOSS)
YEAR ENDED DECEMBER 31, 2002

Revenues:	
Trading income	$566,309
Interest and dividends	213
Other income	2,349
	568,871
Expenses:	
Employee compensation and benefits	315,452
Commissions and fees	93,065
Exchange and clearance fees	78,585
Occupancy	25,903
Regulatory fees	17,000
Other expenses	41,159
	571,164
Income (loss) before income taxes	(2,293)
Provision for California income tax	(1,400)
Net income (loss)	$ (3,693)
Basic and diluted earnings (loss) per share	$ (0.005)

See accompanying notes.

SEQUOIA TRADING, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2002

	Common Shares	Common Amount	Paid-in Capital	Retained Earnings
Balances at January 1, 2002	800,000	$800	$19,200	$125,168
Net income (loss) for year ended December 31, 2002				(3,693)
Balances at December 31, 2002	800,000	$800	$19,200	$121,475

See accompanying notes.

SEQUOIA TRADING, INC.
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
YEAR ENDED DECEMBER 31, 2002

Subordinated borrowings at January 1, 2002	$220,000
Increases	0
Decreases	0
Subordinated borrowings at December 31, 2002	$220,000

See accompanying notes.

SEQUOIA TRADING, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2002

Cash flows from operating activities:		
Net income (loss)		$ (3,693)
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation and amortization	$ 3,626	
(Increase) decrease in operating assets:		
Deposits with clearing organizations	211,348	
Receivable from clearing organization	(4,752)	
Securities owned	9,727	
Increase (decrease) in operating liabilities:		
Securities sold under agreements to repurchase	(16,554)	
Accounts payable and accrued expenses	(55,086)	
Total adjustments		148,309
Net cash provided by operating activities		144,616
Cash flows from investing activities:		
Purchase of furniture and equipment		(14,408)
Net cash used in investing activities		(14,408)
Cash flows from financing activities		0
Increase in cash		130,208
Cash at January 1, 2002		0
Cash at December 31, 2002		$130,208
Supplemental cash flows disclosure:		
California income tax payment		$ 800

See accompanying notes.

SEQUOIA TRADING, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

1. Organization and Nature of Business

The Company has been a market maker authorized trader on the Archipelago Exchange since the March 2002 inception of the fully electronic exchange. The Company was formed as a corporation under the laws of California during August 2001.

2. Significant Accounting Policies

Basis of Presentation

The Company is engaged in the business of making markets in the stocks of certain listed and Nasdaq companies. It currently makes a market for the shares of eight specific companies. The Company can trade other securities for its own account.

Securities Transactions

Securities transactions are processed through an unrelated clearing company. If held, marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Income Taxes

The stockholders of the Company have consented to the election of S corporation status. In general, an S corporation does not pay any income tax. Instead, the corporation's income and deductions are passed through to its shareholders. Although exempt from federal income tax, the Company is subject to the California 1.5% tax as well as the California minimum tax.

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Organization expenses are amortized over a five year term.

3. Receivable from Clearing Organization

The amount receivable from the clearing organization is the amount due the Company at December 31, 2002 and payable during the following month.

SEQUOIA TRADING, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

4. Subordinated Borrowings

The borrowing under a subordination agreement at December 31, 2002, is a non-interest bearing subordinated note due October 25, 2004. The subordinated borrowing is available in computing net capital under the SEC's uniform net capital rule. To the extent that the borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

5. Postretirement Benefit Plan

The Company contributes to a simplified employee pension (SEP) plan that benefits eligible employees. The amount of the contribution is determined annually.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the Pacific Exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2002, the Company had net capital of $346,053 which was $246,053 in excess of its required net capital of $100,000. The Company's net capital ratio was .33 to 1.

SUPPLEMENTAL SCHEDULES

Schedule I

SEQUOIA TRADING, INC.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
DECEMBER 31, 2002

Net Capital:	
Total stockholders' equity	$141,475
Add subordinated borrowings allowable in computation of net capital	220,000
Total capital and allowable subordinated borrowings	361,475
Deductions for non-allowable assets:	
Other assets	1,696
Furniture and equipment	13,726
	15,422
Net capital before haircuts on securities positions	346,053
Haircuts on securities	0
Net Capital	$346,053
Aggregate Indebtedness:	
Accounts payable and accrued expenses included in statement of financial condition	$113,153
Computation of Basic Net Capital Requirement :	
Minimum net capital required for Company	$100,000
Excess net capital	$246,053
Excess net capital at 1,000 per cent	$334,738
Ratio: Aggregate indebtedness to net capital	.33 to 1
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2002)	
Net capital, as reported in Company's Part II (unaudited) Focus report	$384,909
Audit adjustments to record additional expenses	(39,006)
Other audit adjustments	150
Net capital per above	$346,053

Schedule II

SEQUOIA TRADING, INC.
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
DECEMBER 31, 2002

Sequoia Trading, Inc. is exempt from Rule 15c3-3 under Section (k)(2)(B) as all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Schedule III

SEQUOIA TRADING, INC.
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
DECEMBER 31, 2002

Sequoia Trading, Inc. is exempt from Rule 15c3-3 under Section (k)(2)(B) as all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Jewell & Langsdale

Certified Public Accountants
1615 Bonanza St., Suite 209, Walnut Creek, CA 94596-4530 ◦ Telephone (925) 935-1028, Fax (925) 935-1029

Irene T. Jewell, C.P.A.
Gary R. Langsdale, C.P.A.

Wilbur M. Parker (1923-1992)

Board of Directors
Sequoia Trading, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Sequoia Trading, Inc. for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedure referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Pacific Exchange, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Jewell & Langsdale

March 19, 2003